KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

June 26, 2017

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

Enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Final Order and Judgement filed June 22, 2017 in the Court of Chancery of the State of Delaware (Final Order and Judgement, *In Re Third Avenue Trust Shareholder and Derivative Litigation,* C.A. No. 12184-VCL (Del. Ch. June 22, 2017)).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
 George M. Silfen



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THIRD AVENUE TRUST SHAREHOLDER AND DERIVATIVE LITIGATION	Consolidated C.A. No. 12184-VCL

FINAL ORDER AND JUDGMENT

A hearing having been held before this Court on June 16, 2017, pursuant to the Court's Order of April 4, 2017 (the "Scheduling Order"), upon the Stipulation and Agreement of Compromise, Settlement and Release, dated March 31, 2017 (the "Stipulation"), entered into in the above-captioned, consolidated derivative action (the "Action"), which is incorporated herein by reference, it appearing that due notice of the hearing has been given in accordance with the Scheduling Order, the Parties having appeared by their respective attorneys of record, the Court having heard and considered evidence in support of the proposed Settlement, the attorneys for the Parties having been heard, an opportunity to be heard having been given to all other persons requesting to be heard in accordance with the Scheduling Order, the Court having determined that notice to Fund Shareholders was adequate and sufficient, and the entire matter of the proposed Settlement having been heard and considered by the Court,

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED, this ___ day of June, 2017, as follows:

1. **Definitions**: Unless otherwise defined herein, the capitalized terms used herein shall have the same meanings as they have in the Stipulation.

2**. Jurisdiction**: The Court has jurisdiction over the subject matter of the Action, and all matters relating to the Settlement, as well as personal jurisdiction over all of the Parties and the Fund Shareholders.

3. **Incorporation of Settlement Documents**: This Judgment incorporates and makes a part hereof: (a) the Stipulation filed with the Court on March 31, 2017; and (b) the Notice, which was filed with the Court on March 31, 2017.

4. **Derivative Action Properly Maintained; Adequacy of Plaintiffs and Plaintiffs' Counsel**: Based on the record in the Action, the Court finds that each of the provisions of Court of Chancery Rule 23.1 has been satisfied and the Action has been properly maintained according to Court of Chancery Rule 23.1; provided, however, that, because the Action is settling, the Court does not determine whether Plaintiffs adequately alleged demand futility in accordance with Rule 23.1. Plaintiffs and Plaintiffs' Co-Lead Counsel have adequately represented the interests of the Fund and its shareholders both in terms of litigating the Action and for purposes of entering into and implementing the Settlement.

5. **Notice**: The Court finds that the mailing and publication of the Notice: (a) were implemented in accordance with the Scheduling Order; (b) constituted notice that was reasonably calculated, under the circumstances, to apprise Fund Shareholders of: (i) the pendency of the Action; (ii) the effect of the proposed Settlement (including the Releases to be provided thereunder); (iii) Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and reimbursement of litigation expenses; (iv) Fund Shareholders' right to object to the Settlement and/or to Plaintiffs' Co-Lead Counsel's application for attorneys' fees and litigation expenses; and (v) their right to appear at the Settlement Hearing; (c) constituted due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (d) satisfied the requirements of Court of Chancery Rule 23.1, the United States Constitution (including the Due Process Clause), and all other applicable law and rules.

6. **Final Settlement Approval and Dismissal of Claims**: Pursuant to, and in accordance with, Court of Chancery Rule 23.1, this Court hereby fully and finally approves the Settlement set forth in the Stipulation in all respects (including, without limitation: the Settlement consideration; the Releases, including the release of the Released Plaintiffs' Claims as against the Defendant Releasees; and the dismissal with prejudice of the Action), subject to the following

modification: the definition of "Released Plaintiffs' Claims" shall be amended as provided in paragraph 10(f) below.

7. The Court finds that the Settlement (as modified herein) is, in all respects, fair, reasonable and adequate to Plaintiffs, the Fund and the Fund's shareholders. The Parties are directed to implement, perform and consummate the Settlement in accordance with the terms and provisions contained in the Stipulation (as modified herein).

8. The Action and all of the claims asserted against the Defendants in the Action by Plaintiffs are hereby dismissed with prejudice. The Parties shall bear their own costs and expenses, except as otherwise expressly provided in the Stipulation.

9. **Binding Effect**: The terms of the Stipulation (as modified herein) and of this Judgment shall be forever binding on the Defendants, the Trust, the Fund, Plaintiffs and all other Fund Shareholders, as well as their respective successors and assigns.

10. **Releases**: The Releases set forth in paragraphs 5 and 6 of the Stipulation (as modified herein), together with the definitions contained in paragraph 1 of the Stipulation relating thereto, are expressly incorporated herein in all respects. Specifically:

(a)   Upon the Effective Date, the Trust, the Fund, Plaintiffs, and each and every Fund Shareholder derivatively on behalf of the Fund, and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, by operation of the Stipulation and this Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees from any and all of the Released Plaintiffs' Claims.

(b)   Upon the Effective Date, Defendants and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, by operation of the Stipulation and this Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Plaintiff Releasees from any and all of the Released Defendants' Claims.

(c)   Notwithstanding anything else in this Final Order and Judgment or anything else in the Stipulation, nothing shall release, interfere with, limit, or bar the assertion by any Defendant Releasee of (i) any claim or rights for insurance coverage under any insurance, reinsurance, or indemnity policy, (ii) any statutory, by-law, trust instrument, or contractual right or claim to indemnification or advancement as against any other Defendant Releasee, or (iii) any statutory, by-law, trust instrument, common-law, or contractual rights or claims as against any other Defendant Releasee concerning matters other than indemnification, contribution, or advancement; provided, however, that this paragraph 10(c) shall not apply to any claims by the Adviser against any other Defendant Releasee to be indemnified for, seek contribution for, or otherwise be reimbursed for the Settlement Amount.

(d) "Released Defendants' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims, arising out of or relating to the commencement, prosecution, or settlement of the Action; provided, however, for the avoidance of doubt, the Released Defendants' Claims shall not include the right to enforce the Stipulation, the

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Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

(e)   "Defendant Releasees" means, whether or not each or all of the following Persons were named, served with process, or appeared in the Action: (i) William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin Whitman, David Barse, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, Michael Buono, Jack Aber, and Marvin Moser; Affiliated Managers Group, Inc., M.J. Whitman LLC, the Adviser, the Trust and the Fund; (ii) for each and all of the Persons identified in the foregoing clause of this Section 10(e), any and all of their respective past or present trusts, foundations, investors, insurers, reinsurers, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited-liability companies, corporations, parents, controlling persons, subsidiaries, divisions, direct or indirect affiliates, associated entities, stockholders, members, managing members, managing agents, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys in fact, counsel, accountants and associates that are not natural persons; (iii) for each and all of the Persons identified in the foregoing clauses of this Section 10(e) that are not natural persons, any and all of their respective past or present trustees, agents, employees, fiduciaries, partners, controlling persons, principals, officers, managers, directors, managing directors, members, managing members, managing agents, financial or investment advisors, advisors, consultants, brokers, dealers, lenders, attorneys in fact, counsel, accountants, and associates who are natural persons; (iv) for each and all of the Persons identified in the foregoing clauses of this Section 10(e) that are not natural persons, their respective successors and assigns; and (v) for each and all of the Persons identified in the foregoing clauses of this Section 10(e) who are natural persons, all their past or present family members or spouses, and the heirs, executors, estates, administrators, personal or legal representatives, assigns, beneficiaries and distributees of any of the foregoing.

(f)   "Released Plaintiffs' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims, that Plaintiffs asserted in either of the Original Derivative Actions or the Action, or that could have been asserted on behalf of the Trust or Fund, including those that were threatened, asserted, or could have been asserted by any of the Fund's shareholders, including William Engel, Livio Broccolino, and/or Miranda Zuber, or that the Trust or Fund could have asserted directly, in any court, tribunal, forum or proceeding, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule, and that are based upon, arise out of, relate in any way to, or involve, directly or indirectly: (i) the management, operation, and/or oversight of the Fund; (ii) the Liquidation; (iii) all disclosures (including any actual or purported misrepresentation or omission, whether or not alleged) made about the Fund's management, operations, oversight, liquidation, assets, or otherwise related to the Fund (other than the claims asserted in the Consolidated Securities Action) up to and including January 13, 2017; provided, however, for the avoidance of doubt, the Released Plaintiffs' Claims shall not include the right to enforce the Stipulation, the Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

(g)   "Plaintiff Releasees" means Plaintiffs, Plaintiffs' Counsel, and any and all of their respective past or present family members, spouses, agents, heirs, predecessors, successors, personal representatives, representatives, attorneys, fiduciaries, employees, assigns, partners, corporations, direct or indirect affiliates, consultants, bankers, representatives, estates, insurers, reinsurers, and advisors.

11.   **<u>Permanent Injunction</u>**: Subject to the reservations set out in paragraph 7 of the Stipulation and paragraph 10(c) of this Final Order and Judgment, the Court hereby permanently bars and enjoins:

(a)   The Trust, the Fund, Plaintiffs, and each and every Fund Shareholder derivatively on behalf of the Fund, and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, and anyone else purporting to act on behalf of or derivatively for any of the above, from filing, commencing, instituting, prosecuting, intervening in, participating in, or receiving any benefits or other relief from any other lawsuit, arbitration, or administrative, regulatory, or other proceeding or order, in any jurisdiction or forum, against any of the Defendant Releasees based on or relating in any way to the Released Plaintiffs' Claims, including the claims and causes of action in the Action and any claims arising out of the same nucleus of operative facts giving rise to the Action; and

(b)   Defendants and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, from commencing, instituting or prosecuting any of the Released Defendants' Claims against any of the Plaintiff Releasees.

12.   **Complete Bar Order**: Subject to the reservations set out in paragraph 7 of the Stipulation and paragraph 10(c) of this Final Order and Judgment, the Court hereby enters the following bar:

(a)   Any and all Persons are permanently barred, enjoined and restrained from commencing, prosecuting, or asserting any Claim against any Defendant Releasee arising under any federal, state or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract or for misrepresentation, where the Claim is or arises from a Released Plaintiffs' Claim and the alleged injury to such Person arises from that Person's alleged liability to the Fund or the Trust, including any Claim in which a Person seeks to recover from any of the Defendant Releasees (i) any amounts that such Person has or might become liable to pay to the Fund or the Trust and/or (ii) any costs, expenses, or attorneys' fees from defending any Claim by the Fund or the Trust. All such Claims are hereby extinguished, discharged, satisfied and unenforceable, subject to a hearing to be held by the Court, if necessary. The provisions of this paragraph 12(a) are intended to preclude any liability of any of the Defendant Releasees to any Person for indemnification, contribution or otherwise on any Claim that is or arises from a Released Plaintiffs' Claim and where the alleged injury to such Person arises from that Person's alleged liability to the Fund or the Trust; provided, however, that if the Fund or the Trust or any shareholder suing on behalf of the Fund or the Trust obtains any judgment against any such Person based upon, arising out of or relating to any Released Plaintiffs' Claim for which such Person and any of the Defendant Releasees are found to be jointly liable, that Person shall be entitled to a credit of an amount that corresponds to the greater of (*i*) an amount that corresponds to such Defendant Releasee's or Releasees' percentage of responsibility for the loss to the Fund or the Trust or (*ii*) the Settlement Amount.

(b) Each and every Defendant Releasee is permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any other Person (including any other Defendant Releasee) arising under any federal, state or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract and for misrepresentation, where the Claim is or arises from a Released Plaintiffs' Claim and the alleged injury to such Defendant Releasee arises from that Defendant Releasee's alleged liability to the Fund or the Trust, including any Claim in which any Defendant Releasee seeks to recover from any Person (including another Defendant Releasee) (i) any amounts any such Defendant Releasee has or might become liable to pay to the Fund or the Trust and/or (ii) any costs, expenses, or attorneys' fees from defending any Claim by or on behalf of the Fund or the Trust. All such Claims are hereby extinguished, discharged, satisfied and unenforceable.

(c)   Notwithstanding anything stated in the Complete Bar Order, if any Person (for purposes of this paragraph 12(c), a "petitioner") commences against any of the Defendant Releasees any action either (i) asserting a Claim that is or arises from a Released Plaintiffs' Claim and where the alleged injury to such petitioner arises from that petitioner's alleged liability to the Fund or the Trust or (ii) seeking contribution or indemnity for any liability or expenses incurred in connection with any such Claim, and if such action or Claim is not barred by a court pursuant to this paragraph 12(c) or is otherwise not barred by the Complete Bar Order, neither the Complete Bar

Order nor the Stipulation shall bar Claims by that Defendant Releasee against (*a*) such petitioner, (*b*) any Person who is or was Controlled by, Controlling, or under common Control with the petitioner, whose assets or estate are or were Controlled, represented, or administered by the petitioner, or as to whose Claims the petitioner has succeeded, and (*c*) any Person that participated with any of the preceding Persons described in items (*a*) and (*b*) of this paragraph 12(c) in connection with the assertion of the Claim brought against the Defendant Releasee(s); provided, however, that nothing in the Complete Bar Order or Stipulation shall prevent the Parties from taking such steps as are necessary to enforce the terms of the Stipulation.

(d)   Plaintiffs and any other Fund Shareholder suing on behalf of the Fund or the Trust will use reasonable efforts, in settling with any other Person any Claim based upon, arising out of or relating to the Action or any of the Released Plaintiffs' Claims that the Person might have against any of the Defendant Releasees, to obtain from such Person a release of any and all such Claims.

(e)   If any term of this Complete Bar Order is held to be unenforceable after the date of entry, such provision shall be substituted with such other provision as may be necessary to afford all of the Defendant

Releasees the fullest protection permitted by law from any Claim that is based upon, arises out of or relates to any Released Plaintiffs' Claim.

(f) "Claim" or "Claims" means any and all actions, causes of action, proceedings, adjustments, executions, offsets, contracts, judgments, obligations, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, variances, covenants, trespasses, damages, demands (whether written or oral), agreements, promises, liabilities, controversies, costs, expenses, attorneys' fees, and losses of any sort whatsoever, whether in law, or in equity, and whether based on any United States federal or state or foreign statutory or common-law right of action or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued, existing now or to be created in the future, including Unknown Claims.

(g) "Complete Bar Order" means the complete bar that is set out in paragraph 12 of this Final Order and Judgment.

(h) "Control," "Controlling" or "Controlling Interest" means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

13. **No Admissions**: Neither this Judgment, the Stipulation nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any of the Defendants or any of the other Defendant Releasees as to the validity of any claims, causes of action or other issues raised, or which might be or have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies any such wrongdoing or liability; or (ii) Plaintiffs as to the infirmity of any claim or the validity of any defense, or to the amount of any damages. The existence of the Stipulation, its contents or any negotiations, statements or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, any of the Released Parties may file the Stipulation or any judgment or order of the Court related hereto in any other action that may be brought against them, in order to support any and all defenses or counterclaims based on *res judicata*, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

14.   **Award of Attorneys' Fees and Expenses**:   Plaintiffs' Co-Lead Counsel are hereby awarded attorneys' fees and litigation expenses in an aggregate amount of $3,000,000.00 to be paid solely from the Settlement Amount, which sum the Court finds to be fair and reasonable.   Counsel for Objector Miranda Zuber are hereby awarded attorneys' fees and litigation expenses in an aggregate amount of $20,000.00, to be paid solely by Third Avenue Management LLC.

15.   No proceedings or court order with respect to the award of attorneys' fees and expenses to Plaintiffs' Co-Lead Counsel shall in any way disturb or affect this Judgment (including precluding this Judgment from being appealable or becoming Final or otherwise being entitled to preclusive effect), and any such proceedings or court order shall be considered separate from this Judgment.

16.   **Retention of Jurisdiction**:   Without affecting the finality of this Judgment in any way, this Court retains continuing and exclusive jurisdiction over the Parties, the Fund and all Fund Shareholders for purposes of the administration, interpretation, implementation, and enforcement of the Settlement.

17.   **Modification of the Stipulation**:   Without further approval from the Court, Plaintiffs and Defendants are hereby authorized to agree to and adopt such amendments or modifications of the Stipulation or any exhibits attached thereto to effectuate the Settlement that: (a) are not materially inconsistent with this Judgment; and (b) do not materially limit the rights of the Parties, the Fund or

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Fund Shareholders in connection with the Settlement. Without further order of the Court, Plaintiffs and Defendants may agree to reasonable extensions of time to carry out any provisions of the Settlement.

18. **Termination of Settlement**: If the Settlement is terminated as provided in the Stipulation, this Judgment shall be vacated, rendered null and void and be of no further force and effect, except as otherwise provided by the Stipulation, and this Judgment shall be without prejudice to the rights of Plaintiffs, all other Fund Shareholders, the Trust, the Fund and Defendants, and the Parties shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation.

19. **Entry of Final Judgment**: There is no just reason to delay the entry of this Judgment as a final judgment in the Action. Accordingly, the Register in Chancery is expressly directed to immediately enter this final judgment in the Action.

_____
Vice Chancellor J. Travis Laster

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action
Judge:	J Travis Laster
File & Serve Transaction ID:	60763372
Current Date:	Jun 22, 2017
Case Number:	12184-VCL
Case Name:	CONF ORD - CONS W/ 12681-VCL - IN RE THIRD AVENUE TRUST SHAREHOLDER & DERIVATIVE LITIGATION

/s/ Judge Laster, J Travis